October 18, 2021

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Templeton Income Trust (the “Registrant”), on behalf of its Series Templeton Emerging Markets Bond (the “Fund”)

File Nos. 033-06510 and 811-04706

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on September 14, 2021 with regard to Amendment No. 68 to the Registrant’s registration statement filed with the Commission on July 30, 2021 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.                  Comment:  The Fund’s name has been updated to include the word “sustainable” based on a new principal investment strategy, but the Staff believes that the corresponding ESG screening methodology is inconsistent with the requirements of Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940.  As drafted, the Fund’s new strategy applies an ESG screening methodology to establish emerging market countries that meet the investment manager’s sustainability criteria.  The investment manager then invests at least 80% of the Fund’s assets in sovereign bonds issued by entities in those countries.  However, the Names Rule requires that at least 80% of the Fund’s net assets (plus borrowings for investment purposes, if any) must be invested in “sustainable” securities, not just securities from sustainable countries.  For example, a Bolivian sovereign bond could be issued to support a government project of deforestation, which could not count toward the Fund’s 80% requirement because that investment is inconsistent with a reasonable investor’s expectations of the holdings and risks that a “sustainable” fund would have.  Either substantially rewrite the strategy so that it is investment focused, not country focused, or take the word sustainable out of the Fund’s name.  In responsive EDGAR correspondence please confirm that the Registrant will delay the effectiveness of the filing until this issue has been resolved to the satisfaction of the Staff.

Response:  The Registrant respectfully submits that the term “sustainable” does not connote a particular type of investment; rather, it is a component of the Fund’s investment strategy, and therefore, the Names Rule is not currently applicable to the term “sustainable” in the Fund’s name.  The Commission has concurred with the fact that there is significant ambiguity as to what ESG terms relate and if and how the Names Rule should apply to funds with ESG terms in their names (e.g., see U.S. Securities and Exchange Commission, Request for Comment (March 6, 2020)).  However, the Registrant included an 80% policy with respect to the term “sustainable” because it understands that the Staff believes that funds should have an 80% policy if an ESG term is in their name, and it understands that the Commission may update the Names Rule to include new regulations to address such funds.

U.S. Securities and Exchange Commission
October 18, 2021

The Registrant does not believe, however, that ESG terms in a fund’s name fit squarely within Rule 35d-1 as currently written.  The Registrant believes that the Fund’s 80% policy complies with the intent of the Names Rule in that the Fund will be investing 80% of its assets in bonds issued by governments that are located in “emerging market countries” where the investment manager believes the country as a whole exhibits a higher level of, or is progressing toward greater sustainability practices at the time of purchase.   We have clarified the Fund’s disclosure to reflect that the Fund’s investments in bonds for purposes of its 80% policy are limited to treasuries and general government debt issued by governments in emerging markets countries for the purpose of financing the country’s general growth and development, and that the Fund will not invest in bonds of other governmental entities or special purpose bonds of governments or governmental entities.  (Please see Appendix A to this response letter, which includes blacklined versions of the Fund’s prospectus and statement of additional information.)  In order for the Fund to invest at least 80% of its net assets in government bonds that are located in emerging market countries where the investment manager believes the country as a whole exhibits a higher level of, or is progressing toward greater sustainability practices at the time of purchase, the Fund must look to the issuer of the sovereign bonds (i.e., the country).  This analysis is similar to other currently effective funds that have an ESG term in their name, invest in corporate stocks or bonds, and evaluate the issuer of such corporate stocks or bonds to determine whether an investment complies with the ESG term identified in the fund’s name.

The government bonds in which the Fund invests are typically backed by the full faith and credit of the government and do not have a specific revenue stream pledged to them (similar to municipal general obligation bonds versus revenue bonds or private activity bonds). With the example of a government using bond sale proceeds for potential deforestation, in many cases an investor would not be able to specifically determine if there is a specific use of proceeds.

The Registrant believes that the Fund’s investments in treasuries and government bonds issued by governments in emerging markets countries that meet the investment manager’s sustainability criteria, as described in the prospectus, is consistent with a reasonable investor’s expectations of the holdings and risks that a “sustainable emerging market bond” fund would have.  The revised prospectus disclosure clearly reflects the Fund’s intention with respect to its investments for purposes of its 80% policy. In addition, the Commission stated in the final rule release for the Names Rule (Investment Company Release No. IC-24828 (Jan. 14, 2001) (the “Names Rule Release”)) that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  The Registrant believes that the Fund’s definition of the term “sustainable” is reasonable and clearly stated in the Fund’s revised prospectus disclosure.

U.S. Securities and Exchange Commission
October 18, 2021

In addition, as described in the Fund’s revised prospectus disclosure, the investment manager looks at a country’s sustainability practices holistically.  To the extent that a country may have practices or engage in activities that do not support ESG-related advancement, those considerations are included in the overall analysis of the country.  The methodology that the investment manager uses to determine which countries are “sustainable” is clearly described in the revised disclosure and the risks of the Fund related to sustainability practices include the risk that certain countries may have practices that are not ESG-friendly, but that each country is reviewed holistically and compared against other emerging markets countries to determine which are the most “sustainable” as that term is described in the prospectus.

The Registrant confirms that it will work with the Staff to resolve any other comments that may arise before the effective date of the Fund’s Registration Statement.

2.                  Comment:  For purposes of helping the Staff better understand the Fund’s investment process, in correspondence to the Staff please provide a couple of examples of the kinds of bonds that would meet the intended sustainability criteria.  These examples should illustrate why the specific types of emerging market bonds the portfolio manager selects are considered “sustainable.”

Response:  As stated in the prospectus, as part of the investment manager’s macroeconomic analysis, the investment manager analyzes the emerging markets countries that issue bonds that the Fund holds or may hold to determine whether the country is “sustainable.”  The investment manager uses a proprietary ESG scoring system called the Templeton Global Macro ESG Index (TGM-ESGI) to assess which emerging market countries exhibit a higher level of, or are progressing toward greater ESG sustainability practices.

Examples of the investment manager’s analytical approach are shown below with case studies on the countries of Brazil, Nigeria and Indonesia. For Brazil, the investment manager projected a weakening environmental score for Brazil given the acceleration of deforestation, while also considering the negative economic impacts from international boycotts in response.  However, these negatives were counterbalanced by positive improvements in governance, in the investment manager’s view, where meaningful reforms addressing corruption and privatizations should improve the business climate, and pension reform will have a similar effect.  Thus, the investment manager aims to take a comprehensive view of the E, S, and G practices on an aggregate level for countries on the whole and the relationships across them.

U.S. Securities and Exchange Commission
October 18, 2021

Brazil Case Study: Amazon deforestation threatens long-term sustainability

•         The Amazon is one of the largest “carbon sinks” in the world.  If 60% of the forest were to degrade, that could unleash the equivalent of five or six years’ worth of global emissions. Historically, deforestation in the Amazon has come from cattle ranchers that clear rainforest in order to make room for their cattle to graze.  These activities have been a major source of pollution, biodiversity loss and greenhouse gas emissions over the years.  Between 1970 and the mid-2000s, over 600,000 square kilometers of rainforest have been destroyed.

•         In a nod to this largely rural, conservative base, President Jair Bolsonaro has greenlighted an acceleration of deforestation in the Amazon rainforest—a singularly important environmental resource. Since he came to office in January 2019, an area bigger than Luxembourg has been razed and deforestation has been gaining momentum.

•         The Amazon is also the source of much of Brazil’s rainfall. This is an important point as record-setting droughts have been accelerating in recent years, for instance occurring in 2005, 2010 and 2015–2016. Deforestation exacerbates climate change, and the impact of rising temperatures could be declines of 30% to 60% in crop yields of, for instance, maize in northeast Brazil.

•         Brazil ranks among the countries with the highest forest cover in the world (62% of its landmass is covered by forests), but in an absolute sense it also has the greatest forest area in the world after only Russia. Rapid rates of deforestation have not only domestic but also global environmental repercussions, attracting international attention to the issue.

•         Last year France threatened to block the European Union-Mercosur trade pact due to Brazil’s stance on the Amazon. In addition, deteriorating conditions in the Amazon have the potential to spark consumer and company-specific boycotts of Brazilian goods. For instance, in the past, bouts of deforestation have prompted international boycotts of beef products that were sourced from grazing lands located on deforested areas. Recently, Bolsonaro assigned his vice president, Hamilton Mourão, to lead a newly formed Amazon Council.

•         Other ESG factors: The economic crises and political scandals of the past have sparked a period of significant reform in Brazil. Already passed reforms addressing corruption and privatizations should improve the business climate, and pension reform will have a similar effect. There is a shift from public to private-driven growth. We believe congress is likely to take action on additional reforms (e.g., fiscal emergency bills, public administration and potentially tax reform).

The combination of the score among E, S, and G would then be evaluated against other emerging markets countries to see where Brazil would fall within the rankings of the TGM-ESGI.  If Brazil is ranked in the top 80% of the Fund’s Investable Universe (emerging markets countries), then the Fund would be able to invest in a government bond in Brazil.  The investment manager, however, would only invest in a Brazilian government bond if it believed that the bond also met its economic criteria and if Brazil compared well against other countries in which the Fund could invest (e.g., the other countries that are included in the top 80% are also available for investment and the investment manager gives preference to countries that are ranked higher on the TGM-ESGI and that have a positive or neutral projected score).

U.S. Securities and Exchange Commission
October 18, 2021

For comparison, below are case studies for Nigeria and Indonesia.

Nigeria: Weak governance perpetuates environmental damage from oil spills

•         Mismanagement of ongoing oil production and exploration in Nigeria has disrupted ecosystems and created detrimental environmental living conditions, especially in the Niger Delta region, which is one of Africa’s most important oil production regions. Since 2014, the government has reported over 3,000 oil spills in the Niger Delta region, and the region has become prone to ongoing conflict and anti-government sentiment because of it.

•         Although there have been some government efforts to clean up the spills, as well as efforts from the United Nations Environment Programme (UNEP), most have been unsuccessful. In fact, the UN’s US$1 billion clean-up effort could take up to 30 years. So far, nearly 10 years after the UNEP’s introduction to the region, only 11% of the planned sites have been cleaned up.

•         Nigeria has weak institutions and poor regulatory oversight of environmental negligence by large companies responsible for the oil spillage. Environmental Guidelines and Standards for the Petroleum Industry in Nigeria (EGASPIN), the chief document that delineates the environmental and safety standards for oil production and exploration, is also weak and incompliant with international best practices on oil industry transparency.

•         Other ESG topics: Nigeria scores quite well on demographics (65), as it has one of the fastest growing populations globally. However, social stability is fragile, as Nigeria suffers from ethnic clashes between southern Igbos and northern Muslims, Christian farmers and Muslim herdsmen, Niger delta residents and the ruling elite.

U.S. Securities and Exchange Commission
October 18, 2021

Indonesia: Improving governance

•         Indonesia has maintained an improving projected governance score on the back of the current administration’s reform mindedness and business friendliness. The government has strong backing in Parliament, which is likely to improve government effectiveness. An omnibus bill, which initially ignited social unrest, was recently passed. The bill revises 79 prevailing laws to streamline business regulations and unlock investment bottlenecks that have plagued the country’s infrastructure development and foreign direct investment.

•         An omnibus bill on job creation aims to loosen labor regulations and improve the overall market for labor. However, the omnibus labor bill has been met with scrutiny and criticism from labor unions that say it could potentially dilute labor protections for employees. A month ago, after a series of demonstrations, the House met with labor unions to form a committee within the Parliament to find common ground on the labor bill. The newly passed law removes bureaucratic inefficiencies and aligns the country’s labor regulations with regional peers’ labor market regulations.

•         Throughout the COVID gloom, Indonesia’s disciplined fiscal standing has come in handy. Unlike some other emerging markets, Indonesia entered the crisis with low debt and a narrow fiscal deficit, which has given the country space to weather the COVID crisis.

3.                  Comment:  Given that the investment manager appears to rely on the new ESG strategy as the primary organizing principal supporting the Fund’s investment thesis, the description of how the ESG methodology works is noticeably inadequate.  More precise and thorough disclosure is required to communicate the scope of a fund’s ESG focus to investors.  The current disclosure uses a lot of buzzwords but fails to give a practical sense of how the investment manager applies the ESG screening methodology to make actual decisions about which instruments to purchase and sell at any given time.  Please rewrite Item 4 and Item 9 strategy sections according.  If redrafting, use concrete terms and language to:

a.       explain the investment manager’s proprietary rating methodology:

                                                              i.      Include the meaning of each ESG subcategory terms (for example: What constitutes “health security” for a developing market country? Is “health security” relative in a pandemic? How is “policy mix and reform mindedness” determined in an emerging market country? How does the portfolio manager evaluate effectiveness?)

U.S. Securities and Exchange Commission
October 18, 2021

                                                            ii.      Describe the due diligence practices supporting the research (for example: How is proprietary data obtained and from whom?  What type of data is generated? How long is it applied?)

                                                          iii.      Describe the investment manager’s ongoing portfolio holdings review process and how the process will apply to maintain a cohesive portfolio that is consistent with the intended construction premise.

b.      provide information regarding the additional third-party ESG data providers that are generating the data and rankings that the investment manager will consider, specifically:

                                                              i.      identify the third party data providers that the Fund intends to use by name;

                                                            ii.      briefly summarize each provider’s criteria/methodology; and

                                                          iii.      to the extent appropriate, provide corresponding enhanced principal risk disclosure (for example, if there is more than one third party provider, the risk related to scoring differences, oversight or lack thereof, focus of difference providers on different criteria, etc.).

c.       in correspondence, explain the rebranding process to the staff including the business and other reasons behind the change including:

                                                              i.      how will the fund’s existing portfolio change?

                                                            ii.      will the fund no longer invest in certain types of investments it has historically held (e.g., bond related to bad farm subsidies, would they no longer be able to hold those)?

                                                          iii.      will certain investments be sold and if so, roughly what percentage of current assets?

                                                          iv.      do you anticipate providing notice of these changes to current shareholders who may be affected?

Response:  The Fund’s disclosure has been revised to address the comments in (a) and (b) above. (Please see Appendix A to this response letter, which includes blacklined versions of the Fund’s prospectus and statement of additional information.)  With respect to (c):

                                                              i.            The investment manager has been integrating ESG analysis within its sovereign debt research for decades, as it believes that any macroeconomic analysis and investment strategy focused on long-term, fundamentals-driven performance should incorporate ESG factors as a key pillar of its analysis.  Therefore, currently, 93% of the existing portfolio currently meets the criteria as proposed, with minimal immediate changes expected.

U.S. Securities and Exchange Commission
October 18, 2021

                                                            ii.            While it is possible that the proposed restrictions may prevent investment in a particular country that may have been held in the past, because the investment manager has been integrating ESG analysis for some time as described above, the Fund has not historically invested substantially in investments that would not meet the Fund’s new criteria. Prior to the proposed changes, the Fund could invest in government-related or corporate bonds, but neither have been a focus. Corporate bond exposure has historically ranged from roughly 0-11%, and is currently 0%.

                                                          iii.            No investments are expected to be sold as part of the changes to the Fund’s investment strategy.  As noted above, 93% of the Fund’s portfolio already meets the criteria.

                                                          iv.            The Fund has already sent shareholders a notice regarding the changes to its 80% Policy that explains the new investment process in compliance with the Names Rule.  The notice/supplement was filed with the Commission on EDGAR on July 30, 2021.

4.                  Comment:  With respect to Item 4 generally, define sustainability practices and how the Fund’s investments directly relate to sustainable practices.  Explain more clearly how the investment manager concludes a company or a government is “progressing toward greater sustainability practices.” In particular, what is the comparison (i.e., greater than what – other companies, other countries, other years, etc. and is the country progressing toward all criteria or just a particular area (e.g., good on recycling, bad on women’s rights).  Specifically discuss how the individual government relations relate to sustainability (e.g., government bond to green products).  Provide examples for context.

Response:  Both Item 4 and Item 9 have been revised to include the information requested above. (Please see Appendix A to this response letter, which includes blacklined versions of the Fund’s prospectus and statement of additional information.)  With respect to examples, please see the Fund’s response to Comment no. 2 above.

5.                  Comment:  As for the 80% policy, the disclosure states that derivatives count toward the 80% policy.  Do the derivatives relate to sustainability such that the application to the 80% policy would be appropriate?  In the disclosure, please describe the relationship of the derivative to sustainability and in the response to the Staff provide the justification for concluding that derivatives should count toward the 80% requirement.

Response:  The prospectus has been revised to state that the notional value of derivatives and other investments that provide long exposure to the interest rates, currencies or credit of the government bonds of countries that meet the investment manager’s sustainability criteria are also included in the Fund’s 80% policy.  As noted above, the analysis for whether the Fund’s investments in sovereign bonds are “sustainable” occurs at the issuer level (i.e., the country).  As stated in footnote 13 of the 2001 Names Rule Release, “[i]n appropriate circumstances, [the rule] would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  We believe that derivatives that provide economic exposure to interest rates, currency, or credit of a particular country have “economic characteristics similar to the securities included in” the Fund’s 80% basket.

U.S. Securities and Exchange Commission
October 18, 2021

With respect to the Fund’s use of the notional value of derivatives, as opposed to the market value of the derivatives, for purposes of compliance with the Fund’s 80% policy, the Registrant believes that the notional value better reflects the economic exposure that the derivative instruments provide to the bonds in which the Fund intends to invest.  The Registrant respectfully submits that such treatment is consistent with the Commission’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  In that release, the Commission did not dictate how such synthetic instruments must be calculated for purposes of the 80% policy, just that such instruments should have the same economic characteristics as the securities in the 80% policy.

In addition, the Registrant notes that the Commission recently published a release requesting comments on Rule 35d-1, including this specific topic on methodologies for valuing derivates for a fund’s 80% test. See SEC Release No. IC-33809, File No. S7-04-20, Request for Comments on Fund Names, dated March 2, 2020 (the “Names Test Release”). In the Names Test Release, the Commission notes that funds generally use market value for valuing derivatives, but that many funds have asserted that a derivative’s notional value would be more appropriate for purposes of complying with the 80% test. The Registrant looks forward to future rulemaking for regulatory guidance on this topic.

6.                  Comment:  In the second paragraph, the definition of emerging markets countries include those defined as emerging by the “countries’ authorities.”  Please explain what “countries’ authorities” means and/or consider whether it is cleaner to name the countries the portfolio managers consider to be emerging instead.

Response:  The term “countries’ authorities” has been removed.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lori A. Weber

Lori A. Weber

Secretary and Vice President